Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

February 8, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christie Wong
Angela Connell Laura Crotty Tim Buchmiller

Re:	Bioventus Inc. Registration Statement on Form S-1 (Registration No. 333-252238) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Bioventus Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4 p.m., Eastern Time, on February 10, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
Acting severally on behalf of themselves and the several underwriters
MORGAN STANLEY & CO. LLC
By:	/s/ Chris Rigoli
	Name:	Chris Rigoli
	Title:	Vice President

GOLDMAN SACHS & CO. LLC
By:	/s/ Yassaman Salas
	Name:	Yassaman Salas
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC
By:	/s/ David Ke

	Name:	David Ke
	Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request]